

INVEST IN **THE SECOND ROUND OF CITYFREIGHTER INC.**

# Ultra Low-Floor, modular EV platform, purposefully built for urban logistics

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**LEAD INVESTOR**                                                    ⌄

**Remo Weber**   NA

We are in the EV Commercial Industry since 2013 and are looking for great products ever since. When I got to know about Cityfreighter, at the end of 2018, I made an initial investment to support their project to build a prototype for the ACT show in April 2019. Honestly, I never believed they will make it on time but I was convinced that their concept would be a successful business model in the future. But then, the Easter weekend before the ACT show, a 747 cargo plane with the prototype on board landed at LAX and we virtually drove the CF1 to my facility that evening, just two and a half hours after landing!
I could not believe it! And the CF1 was the most beautiful truck of its class, I have ever seen. Everything had been realized, almost to perfection. In specific I love the clean cockpit, the low-floor chassis and the intelligent locking system.  I have no doubt that this innovative company, given the right support and funding, can change the industry for good and we will be there with the to a glory EV future.

**Invested $1,000 this round & $150,000 previously**

# Highlights

**1**  Proven history of execution, proof of concept 2019, fully functional Beta version in 2021

**2**  Substantial Market Size with exponential growth, $792B by 2028 (not guaranteed)

**3**  The market needs electrified Cab Chassis. Modular, customizable, designed for ease of manufacturing

**4**  Reducing CAPEX and speeding up time-to-market by using existing and proven parts

**5**  Addressing the largest key markets for urban-logistics, the US and Europe

**6**  Building strong collaborations and alliances with global partners is one of our key strategies

**7**  Setting up CDK-micro-assembly factories in global key markets

**8**  SOP - Start of production Q3 2024

# Our Founder



## Michael Schoening President & Founder

Michael is a visionary leader and serial Entrepreneur.He has proven to turn visions into execution.

By talking to fleet operators we recognized that there is a need for individual and flexible solutions. We are very excited about our unique, customer-focused concept. It will shake up the last-mile vehicle segment with a keen design, radical new features, and a faster time-to-market, all of which will set us apart from what is available.

# Here we go. Join us for our second round, raising $5 million to build the Gamma versions

## The Problem Inner-city Logistics face Multiple Challenges

- Vehicle manufacturers (Traditional OEMs) cannot meet the ever-increasing demand from customers for urban last-mile delivery vehicles, nor can they provide the numerous customizations requested

- As the market transitions to electric vehicles, the problem is worsening due to manufacturing complexities related to EV conversion, forcing manufacturers and customers to make compromises. Customers are seeking alternatives

- Governments are already pushing back with regulations against pollution from gas and diesel vehicles, governing access to cities (e.g., Paris 2024)

# The Solution

An EV platform from the start purposefully built for last-mile delivery and urban logistics, which is modular, customizable, and designed for ease of manufacturing

 

| Delivery | Shuttle Bus | Service | RV's | Food Trucks | Emergency Response |
|---|---|---|---|---|---|
|  |  |  |  |  |  |

# Introducing CityFreighter

- Designed specifically for urban logistics

- Walk-Through, lower step-in and step-out heights, modular, customizable and best-in class payload capacity

- Using readily available common parts where applicable, CF is decreasing development costs and time-to-market, while simultaneously changing industry standards where it matters





option of detachable rear box (mobile hub)

# CF1 Quick View



Payload Volume 20m³ (up to 25m³)

GVWR 4.25t & 4.8t
Range 250 km

CF1
BoxVan



Payload Capacity
1750 kg & 2300 kg

Walk-Through
Low Floor

6590x2000x2700
mm

# CF1 Specs

- 86 kWh Lithium-Ion Battery
- Range 150 Miles
- E-Axle Front Drive
- Heat Pump Based Thermo Management
- Best in Class Payload Values



*Europe*
**Class N2**, 4.25 tons GVWR, payload 1.75 tons, load volume 20 m³ (+)

*USA*
**Class 3**, 4.8 tons GVWR, payload 2.3 tons, load volume 706 ft³ (+)

*Dimensions*
6585 x 2000 x 2700 mm (l x w x h)
21.60 x 6.56 x 8.86 ft (l x w x h)





# Intelligent Mobile Hub



- Local Distribution
- Portable Storage
- Vending – Pop Up Store
- Packing Station
- Moving Container

and much more

**Update:** Due to increasing demand, we decided to speed up with the development of the concept. Recently, we had meetings with potential customers in Paris, France, and New York, USA, who confirmed that they would like to implement our Intelligent Mobile Hub concept




Self-Sufficient



## Milestone Plan Overview



CF Milestones 3/23
Task 1 : Gamma Design Optimization
Task 2: Gamma Vehicles Production
Task 3: Start Validation & Homologation
Task 4: Finalization Homologation
Milestone 1: Start building Gamma Vehicles
Milestone 2: Gamma Vehicles Ready
Milestone 3: Battery R100 & Vehicle Validation
Milestone 4: Start Production Pilot-Series
Task 1 Q1-Q3 2023
Task 2 Q3-Q4 2023
Task 3 Q1-Q2 2024
Task 4 Q2-Q3 2024
Milestone 1 JUL 31
Milestone 2 DEC 31
Milestone 3 APR 30
Milestone 4 JUL 31
MAR APR MAY JUN JUL AUG SEP OCT NOV DEC JAN FEB MAR APR MAY JUN JUL AUG
2023
2024

*Forward-looking projections are not guaranteed.*

## Proven History of Execution and Growth

**Phase I 2018/2019**

- Building proof of Concept
- Executed within 9 Months with limited resources
- Premiered on ACT Expo in Long Beach April 2019



Completed

**Phase II 2020/2021**

- Building Beta Version
- Unveiled on ACT Expo in Long Beach August 2021



Completed

**Phase III 2022/2023**

- Gamma Design Optimization & Gamma Vehicle Production
- Validation & Homologation
- MOU With South Korean Partner for ADAS/AEBS Development signed
- In final talks with US contract manufacturer
- Development Manufacturing collaboration with European contract manufacturer LOI signed

**Phase IV 2023/2024**

- SOP (Start of Production) Q3, 2024
  Pilot Series North America & Europe
- Ramping up to 30,000 vehicles/year in 2027
  North America and Europe combined

*Forward-looking projections are not guaranteed.*

# The Core Team It is all about people

## Exceptional TEAM with hands-on and out-of-the box thinking mentality



**Michael Schoening**
Founder and President CityFreighter Inc and CEO of CityFreighter Europe GmbH

Michael is a visionary leader and serial Entrepreneur. He has proven to turn visions into execution.



**Frank Grossbudde**
CTO

30 years in automotive with hands-on mentality

He has extensive Leadership experience and deep knowledge about automotive electric applications and integration into automotive EE systems



**Martin Poeloeskey**
Project lead EEDS

Certified Engineer

Longtime automotive experience ADAS and EEDS at Daimler, Ford



**Laszlo Kovacs**
Project lead High Voltage System and VCU

Certified Engineer Long term experience in automotive software and electronics development (e.g., Bosch)

---

## Advisory Board



**Stefan Krause**
Germany, US, Countries

Stefan has been a successful entrepreneur in the electric car industry. He has been Co-founder, CEO, and Chairman of Canoo, CEO and president of Fisker, and CFO of Faraday Future. He has served BMW and Deutsche Bank as CFO



**Paul Rivera**
Finance, USA

Paul is a "Hands-on" leader with a proven track record in publicly traded corporations (e.g., CFO of ElectraMeccanica and President Northern America of Ricardo) focused on the automotive and alternative energy space. He negotiated numerous contracts with automotive OEMs and government agencies



**Russel Khanuk**
New Jersey USA

Russel has more than two decades of experience in finance at top Wallstreet corporations. In 2017 he ventured into logistics to build a transport company with over 30 locations and 1000 employees



**Markus Nünnerich**
Germany

Markus has been a leader in the financial services industry for more than two decades. He served as a chief executive for a subsidiary of Postbank AG, a 100% subsidiary of Deutsche Bank AG, for more than eleven years. He brings together corporate finance with the logistics sector, FinTech, and innovation to support the transition of different industries to sustainability



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# Why Now?







- Demand for urban logistics and last-mile delivery continues to grow rapidly due to key drivers such as E-commerce

- The need for fully electrified commercial vehicles is just beginning and will grow rapidly

- Urbanization increases. By 2030, 60% of all people will live in cities.

---

# Comparison Chart Best in Class

**E-CARGO/PANEL VAN Comparison Chart**

| Brand Name and Type | Cargo Volume m³ | Payload (Kg) | Floor to Ground mm | GVWR Kg | Length mm | Width mm | Height mm | Turning Circle in meter |
|---|---|---|---|---|---|---|---|---|

|  | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **CityFreighter CF1** | 20 | 706 ft³ (+) | 2,300 US<br>1,750 EU | 487 | 4,800 US<br>4,250 EU | 6,584 | 2,000 | 2,700 | 13,3 |
| Chanje 8100 | 19 | | 2,721 | 743 | 7,480 | 8,080 | 2,195 | 2,735 | 16,2 |
| Workhorse C650 | 18 | | 2,721 | 700 approx | 5,669 | 6,273 | 2,235 | 3,116 | unknown |
| ARRIVAL | 17 | | 1,975 | 450 | 4,250 | 6,490 | 2,075 | 2,270 | 12,9 |
| GM EV600 | 17 | | 1,000 | 780 | 4,500 | 7,315 | 2,159 | 2,718 | unknown |
| Rivian Amazon Van | 15 approx | | unknown | 500 approx | unknown | 6,150 | 2,050 | 2,620 | unknown |
| Ford E-Transit | 14 | | 1,100 | 640 | 3,500 | 6,704 | 2,000 | 2,687 | 13,3 |
| Mercedes E-Sprinter | 14 | | 1,100 | 615 | 3,500 | 6,088 | 2,000 | 2,687 | 14,9 |
| MAN eTGE/VW Crafter | 11 | | 1,725 | 670 | 4,250 | 5,986 | 2,000 | 2,590 | 13,6 |

Values collected from different websites

# Comparison in Detail

## CityFreighter CF1



| | |
|---|---|
| GVWR | 4250 - 4800 kg |
| Vehicle Length | 6594 mm |
| Vehicle width | 2040 mm (without mirrors) |
| Vehicle height | 2730 mm (empty) |
| Wheelb./turn.cycle | 3630 mm/13.3 meters |
| Drivers Cabin | Full Walk-Through |
| Cargo Space | over 20m³ |
| Payload | 1750 kg (@ GVWR 4250 kg)<br>2300 kg (@ GVWR 4800 kg) |
| Loading Height | 512 mm |

Remarks: For the US market, safety features like AEBS – Advanced Emergency Brake System (e.g., pedestrian, bicyclist recognition) will be, although not required by US law, implemented in Class 3 and will reduce injuries in traffic accidents significantly (ref.: research by NHTSA and similar global authorities)

## GM Brightdrop EV600



| | |
|---|---|
| GVWR | 4530 kg |
| Vehicle Length | 7310 mm |
| Vehicle width | 2159 mm (without mirrors) |
| Vehicle height | 2710 mm (empty) |
| Wheelb./turn.cycle | 3800 mm/≈14 meters |
| Drivers Cabin | Full Walk-Through |
| Cargo Space | over 17m³ |
| Payload | 1000 kg |
| Loading Height | 780 mm |

## Ford eTransit L4H3 (EU)



| | |
|---|---|
| GVWR | 4250 kg |
| Vehicle Length | 6704 mm |
| Vehicle width | 2059 mm (without mirrors) |
| Vehicle height | 2799 mm (empty) |
| Wheelb./turn.cycle | 3750 mm/14.3 meters |
| Drivers Cabin | Limited Walk-Through |
| Cargo Space | 15.1 m³ |
| Payload | ≈ 1300 kg |
| Loading Height | 731 mm |

# Market Substantial Growth - Europe in the lead with (LDT)

Early[1] and late adoption scenario for eTruck sales by weight class,[2]
% share of trucking



Light-duty trucks (LDT)
- Battery electric vehicles early adoption
- Battery electric vehicles late adoption
- Fossil fuels (predominantly diesel)



$792 B

Sources: IDTechEx report

By 2028

Global Electric Trucks Market

Market forecast to grow at a CAGR of 39.70%

1,413,694 Units



[1]Based on set of more optimistic assumptions (for example, higher impact of regulation).
[2]Weight-class definitions: United States: HDT: class 8 (>15 tons), MDT: class 4–7 (6.4–15 tons); LDT: class 2–3 (3.5–6.4 tons); Europe: HDT >16 tons, MDT: 7.5–16 tons, LDT: 3.5–7.5 tons; China: HDT >14 tons, MDT: 6–14 tons, LDT: 1.8–6 tons.
[3]City buses not included.



McKinsey&Company | Source: McKinsey Center for Future Mobility

69,597 Units
2021
2030

## Urban Last Mile Deliveries In Acceleration Mode

### Unparalleled Demand for Urban Last-Mile Transport

- E-commerce has grown significantly in the past decade, as new digital business models and smarter logistics concepts enable both instant and same-day deliveries (respectively increasing 36% and 17% a year)
- While COVID-19 has amplified and accelerated this trend, elevated e-commerce and time-definite delivery levels should remain above the pre-COVID-19 baseline in the long term



Unparalleled demand for last mile transport
Urbanization
60%
people living in cities in 2030
20-35%
congestion increase since 2010
Customers
2.1b
people expected to buy goods online by 2021
20%
online retail share by 2023
Products
10%
p.a. e-grocery growth worldwide
32%
furniture sold online by 2023 in the US
Delivery
20-40%
growth in same-day
10%
p.a. growth in instant delivery
78%
growth through 2030 in urban last mile deliveries

Source: McKinsey & Company

## Growing Revenue Streams - Step by Step



**Vehicle Add-on Products**
e.g., Intelligent Mobile Hub, Customization

**Complete Vehicles**
for Parcel Delivery & Heavy Goods

**Cab-Chassis**
for Commercial Vehicle Bodybuilders & Specialty Vehicle Upfitters

**Charging Infrastructure**

**SaaS** Software as a Service

**TaaS** Transport as a Service

## Asset-Light Manufacturing Volumes Up. Capex Down.



- Electric truck manufacturing is less complex compared with fuel trucks or even if compared to passenger vehicles
- CityFreighter's modular and flexible concept allows fast implementation of an assembly line and to scale quickly
- Leased industrial buildings in key markets convert into assembly factories within months, and we ship CKD kits to those factories

## Faster to-Market with Collaboration Partners

CityFreighter's Founder and President Michael Schoening:

*"We have shown that we can maximize the results and can speed up development by working closely with our carefully chosen and valuable collaboration partners. This is part of our DNA. We do not want to reinvent the wheel."*

Some of our multiple collaboration partners























durapower
BOSCH
SCHAEFFLER
AL-KO QUALITY FOR LIFE
ISRI ISRINGHAUSEN
punch powertrain Gear up for the future
LBBZ
PEMMOTION
ADUS
neapco
KARHOF LAADBAKOPLOSSINGEN

## Building the Alliance Ecosystem



CityFreighter CEVP Commercial EV Platform
Alliance ECO System
Contract Manufacturer & Development Partner
Contract Manufacturer & Development Partner
Supply Chain Partner (s)
Design & Distribution
Charging Infrastructure & After Sales Service Partners



## FAQ's: Why can we succeed in a competitive industry?

**Question:** Your competitors are raising (and spending) hundred millions of dollars, why do you think you can do with much less

**Answer:** We want to avoid reinventing the wheel, building up our fixed costs, or investing in fancy stuff. Our DNA is based on building valuable collaborations and strategic partnerships in the automotive industry using experience, given resources, and off-the-shelf products. For example, we just reached an agreement with Volkswagen to licence a part for the electric steering system. This speeds up time-to-market and decreases the initial development costs significantly. Eventually, we will need an estimated $150-200million over time, but this is way less than the standard

**Question:** Why can CityFreighter succeed in the highly competitive automotive industry?

**Answer:** *Innovation:* We believe that we have the flexibility and creativity to develop innovative technologies and solutions that established companies may overlook or be slow to adopt. This can give us a competitive advantage in the industry. *Agility:* CityFreighter can be more agile and adaptable than established companies. This can allow us to respond more quickly to changes in the market or industry trends. *Cost-effectiveness:* We have lower overhead costs and we may be able to operate more cost-effectively than larger companies. This can enable us to offer competitive pricing or unique value propositions to customers. *Disruption:* We will disrupt the traditional business models of established companies, challenging the status quo and driving innovation in the industry

First Road Test CF1 OCT 21

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CF1 in Paris

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CF Intelligent Mobile Hub

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MSV Interview CityFreighter

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